EXHIBIT 2

EXECUTION VERSION

REGISTRATION RIGHTS AGREEMENT
BY AND AMONG
FRONTLINE LTD.
AND
THE OTHER PARTIES LISTED
ON SCHEDULE I HERETO
Dated as of August 23, 2019

REGISTRATION RIGHTS AGREEMENT
This Registration Rights Agreement (this “Agreement”) is made, entered into and effective August       , 2019 by and among Frontline Ltd., a Bermuda exempted company (including any of its successors by merger, acquisition, reorganization, conversion or otherwise, the “Company”), Trafigura Maritime Logistics Pte. Ltd. (the “Trafigura Seller”) and the Persons set forth on Schedule I hereto. Unless otherwise indicated, capitalized terms used herein shall have the meanings ascribed to such terms in Section 1.01.
WITNESSETH:
WHEREAS, the Company has proposed to conduct a series of transactions in which Frontfleet Ltd., a wholly-owned subsidiary of the Company (the “Frontline Buyer”) has agreed to purchase all of the outstanding shares (the “Shares”) of a wholly-owned subsidiary of the Trafigura Seller, which is wholly owned by Trafigura Pte. Ltd. (“Trafigura”), and the Frontline Buyer has the option to purchase all of the outstanding shares (the “Option Shares”) of another wholly-owned subsidiary of the Trafigura Seller, pursuant to the Sale and Purchase Agreement between the Frontline Buyer, the Company, Trafigura and the Trafigura Seller, dated August       , 2019 (the “SPA”);
WHEREAS, in order to facilitate, and as consideration for, the transactions contemplated by the SPA (collectively, the “Transactions”), pursuant to which and subject to the satisfaction or waiver of the conditions set forth therein, the Company has agreed to issue to the Trafigura Seller (or its designee as set forth on Schedule I hereto) (such designee, the “Trafigura Seller Nominee”) an aggregate of 16,035,856 of the Company’s ordinary shares, par value $1.00 per share (the “Ordinary Shares”) in consideration for the Shares and such number of Ordinary Shares that may be issued pursuant to the terms and conditions of the SPA in consideration for the Option Shares; and
WHEREAS, the Company has committed to prepare and file one or more prospectus supplements to the Existing Registration Statement or, if the Existing Shelf Registration Statement is not available to register secondary shares for resale, a new Registration Statement (as defined below), covering the resale of the Ordinary Shares to be issued to the Trafigura Seller and/or the Trafigura Seller Nominee, as applicable, under the SPA, pursuant to Rule 415 under the Securities Act.
NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the parties hereto, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and subject to the satisfaction or waiver of the conditions hereof, the parties hereto agree as follows:
ARTICLE I

DEFINITIONS
SECTION 1.01.          Defined Terms.  As used in this Agreement, the following terms shall have the following meanings:

“Adverse Disclosure” means public disclosure of material non-public information that, in the Board of Directors’ good faith judgment, after consultation with independent outside counsel to the Company, would be required to be made in any Registration Statement filed with the Commission by the Company so that such Registration Statement would not be materially misleading and would not be required to be made at such time but for the filing of such Registration Statement, but which information the Company has a bona fide business purpose for not disclosing publicly.
“Affiliate” has the meaning specified in Rule 12b-2 under the Exchange Act. The term “Affiliated” has a correlative meaning.
“Agreement” has the meaning set forth in the preamble.
“Authorized Agent” has the meaning set forth in Section 4.09.
“Board of Directors” means the board of directors of the Company.
“Business Day” means any day other than a Saturday, Sunday or a day on which commercial banks located in New York, New York are required or authorized by law or executive order to be closed.
“Commission” means the United States Securities and Exchange Commission.
“Company” has the meaning set forth in the preamble.
“Consideration Shares” means the Ordinary Shares to be issued to the Trafigura Seller Nominee in connection with the signing of the SPA as partial consideration for the Shares.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.
“Existing Registration Statement” means the automatic shelf registration statement filed with the Commission on July 5, 2019.
“FINRA” means the Financial Industry Regulatory Authority, Inc.
“Foreign Private Issuer” means a “foreign private issuer,” as defined in Rule 405 under the Securities Act.
“Form F-1” means a registration statement on Form F-1 under the Securities Act.
“Form F-3” means a registration statement on Form F-3 under the Securities Act.
“Frontline Buyer” has the meaning set forth in the recitals.
“Governmental Authority” means any United States federal, state, local (including county or municipal) or foreign governmental, regulatory or administrative authority, agency, division,

instrumentality, commission, court, judicial or arbitral body or any securities exchange or similar self-regulatory organization.
“Holder” means any holder of Registrable Securities that is a party hereto or that succeeds to rights hereunder pursuant to Section 4.06.
“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act, relating to an offer of Registrable Securities.
“Loss” or “Losses” has the meaning set forth in Section 3.01(a).
“Material Adverse Effect” means any event, occurrence, development or state of circumstances or facts that, individually or in the aggregate, would reasonably be expected to (i) materially impair or delay the ability of the Company to consummate the transactions contemplated by this Agreement or (ii) have a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of the Company.
“Misstatement” has the meaning set forth in Section 2.01(e).
“Option Consideration Shares” means the Ordinary Shares to be issued and allotted to the Trafigura Seller or the Trafigura Seller Nominee, as applicable, by the Company on or as soon as possible after the option to purchase the Option Shares is validly exercised in accordance with the SPA.
“Option Shares” has the meaning set forth in the recitals.
“Ordinary Shares” has the meaning set forth in the recitals.
“Participating Holder” means, with respect to any Registration, any Holder of Registrable Securities covered by the applicable Registration Statement.
 “Person” means any individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a Governmental Authority or political subdivision thereof or any other entity.
“Prospectus” means the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including pre- and post-effective amendments to such Registration Statement, and all other material incorporated by reference in such prospectus.
 “Registrable Securities” means any Consideration Shares or Option Consideration Shares (as applicable) or any other securities that may be issued or distributed or be issuable or distributable in respect of, or in substitution for, any Consideration Shares or Option Consideration Shares (as applicable) by way of conversion, exercise, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction, in each case whether now owned or hereafter acquired by the Holder; provided, however, that any such Registrable Securities shall cease to be Registrable Securities (and deemed no longer outstanding for purposes of Sections 2.01(b) and 4.01) to the extent (i) a Registration Statement with respect to the sale of such Registrable Securities has been declared effective under the Securities Act and such Registrable Securities have been sold, transferred, disposed of or exchanged in accordance with the plan of distribution set forth in such Registration Statement, (ii) such Registrable Securities have been distributed pursuant to Rule 144 or Rule 145 of the Securities Act (or any successor rule), (iii) such Registrable Securities may be sold without registration pursuant to Rule 144 of the Securities Act without volume or manner-of-sale restrictions or the current public information requirement of Rule 144 or (iv) such Registrable Securities are otherwise transferred, assigned, sold, conveyed or otherwise disposed of and thereafter such securities may be resold without subsequent Registration under the Securities Act.
“Registration” means a registration with the Commission of securities of the Company under a Registration Statement.
“Registration Expenses” has the meaning set forth in Section 2.03.
“Registration Statement” means a registration statement of the Company, including the Existing Registration Statement, that covers the offer and sale of Registrable Securities pursuant to the provisions of this Agreement filed with, or to be filed with, the Commission under the rules and regulations promulgated under the Securities Act, including the related Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference into such registration statement.  “Representatives” means, with respect to any Person, any of such Person’s officers, directors, employees, agents, attorneys, accountants, actuaries, consultants, equity financing partners or financial advisors or other Person associated with, or acting on behalf of, such Person.
“Restrictive Legend” has the meaning set forth in Section 2.06.
“Rule 144” means Rule 144 (or any successor provisions) under the Securities Act.
“Rule 415 Limitation” has the meaning set forth in Section 2.01(a).
“Securities Act” means the Securities Act of 1933, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.
“Shares” has the meaning set forth in the recitals.
“Shareholder Parties” has the meaning set forth in Section 3.01(a).
“Shelf Period” has the meaning set forth in Section 2.01(b).
“Shelf Registration” has the meaning set forth in Section 2.01(a).
“Shelf Registration Statement” means a Registration Statement filed with the Commission on either (i) Form F-3 (or any successor form), which shall be an automatic shelf registration statement if the Company is then eligible to use an automatic shelf registration statement, or (ii) solely if the Company is not permitted to file or use a Registration Statement on Form F-3 or register all Registrable Securities on such form, an evergreen Registration Statement on Form F-1 (or any successor form), which, in the case the Company is not permitted to register all Registrable

Securities on Form F-3, shall register any such shares not registered on Form F-3, in each case for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (or any successor provision) covering the resale of all or any portion of the Registrable Securities, as applicable, including the related Prospectus, and all amendments and supplements to such Shelf Registration Statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference into such Shelf Registration Statement and to the extent the forms described in (i) and (ii) above are not available to the Company, such other form the Company is eligible to use (if any).
“Shelf Suspension” has the meaning set forth in Section 2.01(d).
“Specified Courts” has the meaning set forth in Section 4.09.
“Subsidiary” means, with respect to any Person, any entity of which (i) a majority of the total voting power of shares of stock or equivalent ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, trustees or other members of the applicable governing body thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if no such governing body exists at such entity, a majority of the total voting power of shares of stock or equivalent ownership interests of the entity is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control the managing member or general partner of such limited liability company, partnership, association or other business entity.
“Trafigura” has the meaning set forth in the recitals.
“Trafigura Seller” has the meaning set forth in the recitals.
“Trafigura Seller Nominee” has the meaning set forth in the recitals.
“Transactions” has the meaning set forth in the recitals.
“Transfer Agent” means Computershare Trust Company N.A. or such other duly appointed transfer agent from time to time.
SECTION 1.02.          Other Interpretive Provisions.
(a)          In this Agreement, except as otherwise provided:
(i)          A reference to an Article, Section or Schedule is a reference to an Article or Section of, or Schedule to, this Agreement, and references to this Agreement include any recital in or Schedule to this Agreement.
(ii)          The Schedules form an integral part of and are hereby incorporated by reference into this Agreement.

(iii)          Headings and the Table of Contents are inserted for convenience only and shall not affect the construction or interpretation of this Agreement.
(iv)          Unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing the masculine include the feminine and vice versa, and words importing persons include corporations, associations, partnerships, joint ventures and limited liability companies and vice versa.
(v)          Unless the context otherwise requires, the words “hereof” and “herein,” and words of similar meaning refer to this Agreement as a whole and not to any particular Article, Section or clause. The words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation.”
(vi)          A reference to any legislation or to any provision of or form or rule promulgated under any legislation shall include any amendment, modification, substitution or re-enactment thereof.
(vii)          At any time the Company is not a Foreign Private Issuer, any references in this Agreement to a form or filing that may be made by a Foreign Private Issuer shall be deemed to be references to the corresponding form or filing that may be made by an entity that is not a Foreign Private Issuer.
(b)          The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intention or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.
ARTICLE II

REGISTRATION RIGHTS
SECTION 2.01.          Shelf Registration.
(a)          Filing.  As soon as reasonably practicable after Signing (as defined in the SPA) and in no event later than two (2) business days following the Second Option Exercise Expiry Date (as defined in the SPA) the Company shall prepare and file with the Commission either (i) if the Existing Registration Statement is available to register secondary shares for resale, a prospectus supplement to the Existing Registration Statement or (ii) if the Existing Registration Statement is not available to register secondary shares for resale, a new Shelf Registration Statement, in either case, covering the resale of all Registrable Securities issued and outstanding as of such date of registration, provided that if Option Consideration Shares are issued after the prospectus supplement to the Existing Registration Statement or the new Shelf Registration Statement, as applicable, is filed with the Commission, and such prospectus supplement or new Shelf Registration Statement, as applicable, does not include the Option Consideration Shares, then the Company shall  prepare and file with the Commission either (i) if the Existing Registration Statement is available to register secondary shares for resale, a new prospectus supplement to the Existing Registration Statement or (ii) if the Existing Registration Statement is not available to register secondary shares for resale, and a new Shelf Registration Statement has been filed with the Commission, a prospectus supplement or amendment to the new Shelf Registration Statement, or (iii) if the Shelf Registration Statement referred to in clause (ii) is not available to register secondary shares for resale, a new Shelf Registration Statement, in any case, covering the resale of the Option Consideration Shares promptly following their issuance. The Shelf Registration Statement described in this Section 2.01(a) shall relate to the offer and sale of Registrable Securities by the Holders thereof from time to time in accordance with the methods of distribution set forth in the Shelf Registration Statement (including any plan of distribution that the Trafigura Seller Nominee, reasonably approves prior to the filing of such Shelf Registration Statement) and Rule 415 under the Securities Act (such Registration Statement, together with any Registration Statement to replace such Registration Statement upon expiration thereof, if any, is referred to hereinafter as the “Shelf Registration”). Subject to the terms of this Agreement, the Company shall use its reasonable best efforts to cause such Shelf Registration Statement to become effective under the Securities Act as promptly as practicable after the filing thereof; provided that if the Shelf Registration filed with the Commission is subject to review by the Commission, the Company shall use its reasonable best efforts to cause such Shelf Registration Statement to become effective no later than the date that is the earlier of (x) the ninetieth (90) calendar day after the Shelf Registration Statement is filed with the Commission and (y) the fifth (5th) Business Day after the date the Company is notified by the Commission that the Shelf Registration Statement will not be reviewed or will not be subject to further review. The Company shall use its reasonable best efforts to address any comments from the Commission regarding such Shelf Registration Statement and to advocate with the Commission for the Registration of all Registrable Securities in accordance with applicable Commission rules and regulations. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all Registrable Securities on the Shelf Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the Holders (a “Rule 415 Limitation”) or otherwise, such Shelf Registration Statement shall register the resale of a number of Registrable Securities that is equal to the maximum number of shares as is permitted by the Commission and the number of Registrable Securities registered for each Holder shall be reduced pro rata among all holders. In the event of a Rule 415 Limitation, subject to the provisions of this Section 2.01, the Company shall use its reasonable best efforts to register all remaining Registrable Securities as set forth in this Article II as promptly as practicable, whether by way of amending such Shelf Registration Statement or filing a new Registration Statement. If, at the time of the filing of such Shelf Registration Statement, the Company is eligible to use an automatic shelf registration statement, then such Shelf Registration Statement shall be filed as an automatic shelf registration statement, or as a prospectus supplement to an existing Shelf Registration Statement, if available to register secondary shares for resale. The Company shall bear all Registration Expenses in connection with the Shelf Registration pursuant to this Section 2.01, whether or not such Shelf Registration becomes effective.
(b)          Continued Effectiveness. Except as provided herein, the Company shall use its reasonable best efforts to keep the Shelf Registration Statement filed pursuant to Section 2.01(a) continuously effective under the Securities Act until the earliest of (i) the date on which there are no Registrable Securities outstanding and (ii) such shorter period as the Holders of a majority of the Registrable Securities then outstanding shall agree in writing (such period of effectiveness, the “Shelf Period”). Subject to Section 2.01(d), the Company shall not be deemed to have used its reasonable best efforts to keep the Shelf Registration Statement effective during the Shelf Period for purposes of this Section 2.01(b) if the Company voluntarily and intentionally takes any action or omits to take any action that would result in Holders not being able to offer and sell any Registrable Securities pursuant to such Shelf Registration Statement during the Shelf Period in accordance with the terms of this Agreement, unless such action or omission is (x) a Shelf Suspension permitted pursuant to Section 2.01(d) or (y) required by applicable law, rule or regulation.
(c)          Certain Undertakings. Notwithstanding any other provisions of this Agreement to the contrary, the Company shall cause (i) the Shelf Registration Statement (as of the effective date of such Shelf Registration Statement), any amendment thereof (as of the effective date thereof) or supplement thereto (as of its date), (A) to comply in all material respects with applicable Commission form requirements and Commission rules and regulations and (B) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, and (ii) any related Prospectus (including any preliminary Prospectus) or Issuer Free Writing Prospectus and any amendment thereof or supplement thereto, as of its date, (A) to comply in all material respects with applicable Commission rules and regulations and (B) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, the Company shall have no such obligations or liabilities with respect to any written information pertaining to any Holder furnished in writing to the Company by or on behalf of such Holder specifically for inclusion therein.
(d)          Suspension of Registration. If the Company shall furnish to the Holders a certificate signed by the Chief Executive Officer or equivalent senior executive officer of the Company stating that the filing (including the filing of any amendment or supplement to the Shelf Registration Statement) or the continued use of a Shelf Registration Statement filed pursuant to Section 2.01(a) would require the Company to make an Adverse Disclosure, then the Company may postpone the filing, amendment or supplement (but not the preparation thereof) and/or suspend use, of such Shelf Registration Statement (a “Shelf Suspension”); provided, however, that no such postponement or suspension shall be for more than sixty (60) consecutive days on any one occasion and the Company shall not be permitted to exercise a Shelf Suspension more than two (2) times, or for more than an aggregate of ninety (90) days; provided, further, that in the event of a Shelf Suspension, such Shelf Suspension shall terminate at such earlier time as the Company would no longer be required to make any Adverse Disclosure. Each Holder agrees that, upon delivery of any certificate by the Company set forth in the first sentence of this Section 2.01(d), such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the Shelf Registration Statement until the Company informs such Holder in accordance with this Section 2.01(d) that the Shelf Suspension has been terminated. Each Holder shall keep confidential the fact that a Shelf Suspension is in effect, the certificate referred to above and its contents unless and until otherwise notified by the Company, except (A) for disclosure to such Holder’s employees, agents and professional advisers who reasonably need to know such information for purposes of assisting the Holder with respect to its investment in the Consideration Shares and Option Consideration Shares (as applicable) and agree to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners or other direct or indirect investors who have agreed to keep such information confidential, (C) if and to the extent such matters are publicly disclosed by the Company or any of its Subsidiaries or any other Person that, to the actual knowledge of such Holder, was not subject to an obligation or duty of confidentiality to the Company and its Subsidiaries, (D) as required by law, rule or regulation (and in which case such Holder, to the extent not prohibited by law, shall provide advance written notice of such requirement and the contents of the proposed disclosure to the Company to the extent that it is permitted to do so under applicable law) and (E) for disclosure to any other Holder. In the case of a Shelf Suspension, the Holders agree to suspend use of the applicable Prospectus and any Issuer Free Writing Prospectus in connection with any sale or purchase of, or offer to sell or purchase, Registrable Securities, upon delivery of the notice referred to above. The Company shall promptly notify the Holders upon the termination of any Shelf Suspension, amend or supplement the Prospectus and any Issuer Free Writing Prospectus, if necessary, so it does not contain a material misstatement of fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and furnish to the Holders such numbers of copies of the Prospectus and any Issuer Free Writing Prospectus as so amended or supplemented as the Holders may reasonably request. The Company agrees, if necessary, to supplement or make amendments to the Shelf Registration Statement if required by the registration form used by the Company for the Registration or by Commission rules and regulations, or as may reasonably be requested by any Holder.
(e)          Suspension of Sales. Upon receipt of written notice from the Company that the Registration Statement or a Prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading (a “Misstatement”), each Holder of Registrable Securities shall forthwith discontinue disposition of Registrable Securities until such Holder has received copies of the supplemented or amended Prospectus that corrects such Misstatement, or until such Holder is advised in writing by the Company that the use of the Prospectus may be resumed, and, if so directed by the Company, such Holder shall deliver to the Company all copies, other than permanent file copies then in such Holder’s possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice. Except during a Shelf Suspension pursuant to Section 2.01(d), the Company shall promptly amend or supplement any such Prospectus (including, if applicable, by filing a report under the Exchange Act) as promptly as possible to remedy any such Misstatement.
SECTION 2.02.          Registration Procedures.
(a)          In connection with the Company’s Registration obligations under Section 2.01 and subject to the applicable terms and conditions set forth therein, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the plan of distribution set forth in the Registration Statement as expeditiously as reasonably practicable, and in connection therewith the Company shall:
(i)          prepare the required Registration Statement, including all exhibits and financial statements required under the Securities Act to be filed therewith, and before filing a Registration Statement, Prospectus or any Issuer Free Writing Prospectus, or any amendments or supplements thereto, (x) furnish to the Trafigura Seller and the Participating Holder, copies of all documents prepared to be filed, and provide the Participating Holder and its counsel at least three (3) Business Days to review and comment on such documents prior to their filing and (y) not file any Registration Statement or

Prospectus or amendments or supplements thereto to which the Participating Holder shall reasonably object;
(ii)          prepare and file with the Commission such pre- and post-effective amendments to such Registration Statement, supplements to the Prospectus and such amendments or supplements to any Issuer Free Writing Prospectus as may be (x) reasonably requested by the Trafigura Seller or the Trafigura Seller Nominee, (y) reasonably requested by any other Participating Holder (to the extent such request relates to information relating to such Holder), or (z) necessary to keep such Registration effective for the period of time required by this Agreement, and use its reasonable best efforts to comply with provisions of the applicable securities laws and Commission rules and regulations with respect to the sale or other disposition of all securities covered by such Registration Statement during such period in accordance with the intended method or methods of disposition by the sellers thereof set forth in such Registration Statement, and prior to the filing of such amendments and supplements, furnish such amendments and supplements to the Trafigura Seller and the Participating Holder, and provide the Participating Holder and its counsel at least three (3) Business Days to review and comment on such amendments and supplements prior to their filing and not file any such amendments or supplements to which the Participating Holder shall reasonably object;
(iii)          promptly notify the Participating Holders and (if requested) confirm such advice in writing and provide copies of the relevant documents upon the request of a Holder, as soon as reasonably practicable after notice thereof is received by the Company (A) when the Registration Statement or any amendment thereto has been filed or becomes effective, and when the applicable Prospectus or Issuer Free Writing Prospectus or any amendment or supplement thereto has been filed, (B) of any written comments by the Commission or any request by the Commission or any other Governmental Authority for amendments or supplements to such Registration Statement, Prospectus or Issuer Free Writing Prospectus or for additional information, (C) of the issuance or threatened issuance by the Commission of any stop order suspending or threatening to suspend the effectiveness of such Registration Statement or any order by the Commission or any other regulatory authority preventing or suspending the use of any preliminary or final Prospectus or any Issuer Free Writing Prospectus or the initiation or threatening of any proceedings for such purposes, (D) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction and (E) of the receipt by the Company of any notification with respect to the initiation or threatening of any proceeding for the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction;
(iv)          promptly notify the Participating Holders when the Company becomes aware of the happening of any event as a result of which the Registration Statement, the Prospectus included in such Registration Statement (as then in effect) or any Issuer Free Writing Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein (in the case of such Prospectus, any preliminary Prospectus or any Issuer Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, when any Issuer Free Writing Prospectus includes information that may conflict with the information contained in the Registration Statement, or, if for any other reason it shall be necessary during such time period to amend or supplement such Registration Statement, Prospectus or Issuer Free Writing Prospectus in order to comply with the Securities Act and, in either case as promptly as reasonably practicable thereafter, prepare and file with the Commission, and furnish without charge to the Participating Holders an amendment or supplement to such Registration Statement, Prospectus or Issuer Free Writing Prospectus which shall correct such misstatement or omission or effect such compliance;
(v)          use its reasonable best efforts to prevent, or obtain the withdrawal of, any stop order or other order suspending the use of any preliminary or final Prospectus or any Issuer Free Writing Prospectus;
(vi)      promptly incorporate in a Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment to the Registration Statement such additional information as the Participating Holder shall reasonably request to be included therein relating to the plan of distribution with respect to such Registrable Securities, and make all required filings of such Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment as soon as reasonably practicable after being notified of the matters to be incorporated in such Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment;
(vii)     furnish to each Participating Holder, without charge, as many conformed copies as such Holder may reasonably request of the Registration Statement and any amendment, post-effective amendment or supplement thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including any incorporated by reference);
(viii)      deliver to each Participating Holder, without charge, as many copies of the applicable Prospectus (including each preliminary Prospectus), any Issuer Free Writing Prospectus and any amendment or supplement thereto as such Holder may reasonably request (it being understood that the Company consents to the use of such Prospectus, any Issuer Free Writing Prospectus and any amendment or supplement thereto by such Holder, in connection with the offering and sale of the Registrable Securities thereby) and such other documents as such Holder may reasonably request in order to facilitate the disposition of the Registrable Securities by such Holder;
(ix)         on or prior to the date on which the Registration Statement is declared effective, use its reasonable best efforts to register or qualify, and cooperate with the Participating Holders, and their respective counsel, in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or “Blue Sky” laws of each state and other jurisdiction of the United States as any Participating Holder, or their respective counsel reasonably request in writing and do any and all other acts or things reasonably necessary or advisable to keep such registration or qualification in effect for such period as required by Section 2.01(b), whichever is applicable, provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to taxation or general service of process in any such jurisdiction where it is not then so subject;
(x)          use its reasonable best efforts to cause the Registrable Securities covered by the Registration Statement to be registered with or approved by such other Governmental Authorities as may be necessary to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities;
(xi)         cooperate with each Participating Holder and their respective counsel in connection with any filings required to be made with the FINRA;
(xii)        use its reasonable best efforts to comply with all applicable securities laws and make available to its security holders, as soon as reasonably practicable, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and the rules and regulations promulgated thereunder;
(xiii)     provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the applicable Registration Statement from and after a date not later than the effective date of such Registration Statement;
(xiv)       use its reasonable best efforts to cause all Registrable Securities covered by the Registration Statement to be listed on each securities exchange on which any of the Ordinary Shares are then listed or quoted and on each inter-dealer quotation system on which any of the Ordinary Shares are then quoted;
(b)          It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 2.01 that the Participating Holders shall furnish to the Company such information regarding the distribution of such securities and such other information relating to such Holder and its ownership and method of distribution of Registrable Securities as the Company or its counsel may from time to time reasonably request in writing. Each Participating Holder agrees to furnish such information to the Company and to cooperate with the Company as reasonably necessary to enable the Company to comply with the provisions of this Agreement.
(c)          Each Participating Holder agrees that, upon delivery of any notice by the Company of the happening of any event of the kind described in Section 2.02(a)(iii)(C), (D), or (E) or Section 2.02(a)(iv), such Holder will forthwith discontinue disposition of Registrable Securities pursuant to such Registration Statement until (i) such Holder’s receipt of the copies of the supplemented or amended Prospectus or Issuer Free Writing Prospectus contemplated by Section 2.02(a)(iv), (ii) such Holder is advised in writing by the Company that the use of the Prospectus or Issuer Free Writing Prospectus, as the case may be, may be resumed or (iii) such Holder is advised in writing by the Company of the termination, expiration or cessation of such order or suspension referenced in Section 2.02(a)(iii)(C) or (E). If so directed by the Company, such Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Holder’s possession, of the Prospectus or any Issuer Free Writing Prospectus covering the offer and sale of such Registrable Securities current at the time of delivery of such notice. In the event the Company shall give any such notice, the period during which the Registration Statement is required to be maintained effective shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of Registrable Securities covered by such Registration Statement either receives the copies of the supplemented or amended Prospectus or Issuer Free Writing Prospectus contemplated by Section 2.02(a)(iv) or is advised in writing by the Company that the use of the Prospectus or Issuer Free Writing Prospectus may be resumed.
SECTION 2.03.          Registration Expenses.  All expenses incident to the Company’s performance of or compliance with this Agreement and incurred by or on behalf of the Company shall be paid by the Company, including (i) all registration and filing fees, and any other fees and expenses associated with filings required to be made with the Commission or FINRA, (ii) all fees and expenses in connection with compliance with any securities or “Blue Sky” laws, (iii) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses (including expenses of printing any required certificates for the Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing Prospectuses and Issuer Free Writing Prospectuses), (iv) all fees and disbursements of counsel for the Company and of all independent certified public accountants of the Company (including the expenses of any special audits incidental to or required by any registration), (v) Securities Act liability insurance or similar insurance if the Company so desires, (vi) all fees and expenses incurred in connection with the listing of Registrable Securities on any securities exchange or quotation of the Registrable Securities on any inter-dealer quotation system, (vii) all fees and expenses of any special experts or other Persons retained by the Company in connection with any Registration, (viii) all of the Company’s internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), (ix) transfer agents’ and registrars’ fees and expenses and the fees and expenses of any other agent or trustee appointed by the Company in connection with such offering and (x) any other fees and disbursements customarily paid by the issuers of securities. All such fees and expenses are referred to herein as “Registration Expenses.”    Notwithstanding anything to the contrary contained herein, the Company shall not be obligated to pay, including among others, any of the fees and expenses of brokers or dealers engaged by any Participating Holder, any fees or expenses relating to the transfer of the Registrable Securities, including any applicable taxes, or any legal fees and expenses or other costs of such Participating Holder.
SECTION 2.04.          Rules 144 and 144A and Regulation S.  The Company covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder (or, if the Company is not required to file such reports, it will, upon the reasonable request of a Holder, make publicly available such necessary information for so long as necessary to permit sales pursuant to Rules 144, 144A or Regulation S under the Securities Act), and it will take such further action as such Holder may reasonably request, all to the extent required from time to time to enable the Holders, to sell Registrable Securities without Registration under the Securities Act within the limitation of the exemptions provided by (i) Rules 144, 144A or Regulation S under the Securities Act, as such Rules may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the Commission. Upon the reasonable request of a Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements and, if not, the specifics thereof.
SECTION 2.05.          In-Kind Distributions.  If any Holder seeks to effectuate an in-kind distribution of all or part of its Consideration Shares or Option Consideration Shares (as

applicable) to its direct or indirect equityholders, the Company will reasonably cooperate with and assist such Holder, such equityholders and the Company’s transfer agent to facilitate such in-kind distribution in the manner reasonably requested by such Holder (including the delivery of instruction letters by the Company or its counsel to the Company’s transfer agent, the delivery of customary legal opinions by counsel to the Company and the delivery of Consideration Shares and Option Consideration Shares (as applicable) without restrictive legends, to the extent no longer applicable).
SECTION 2.06.          Restrictive Legend.  The Holder understands that, until such time as the Registration Statement becomes effective or the Registrable Securities may be sold pursuant to Rule 144 under the Securities Act without any restrictions, the Registrable Securities shall be evidenced by certificates or by book-entry accounts maintained by the Company’s transfer agent and shall bear restrictive legends in substantially the following forms (such a restrictive legend, a “Restrictive Legend”) which shall only be removed pursuant to the terms of the SPA:
“THE SHARES EVIDENCED BY THIS ENTRY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SHARES MAY NOT BE OFFERED, SOLD, LOANED, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS.”
The Company agrees to promptly remove or cause the Transfer Agent to remove, with the cooperation of the Holder and if applicable the Escrow Agent (as defined in the SPA), not to be unreasonably withheld or delayed, the Restrictive Legend from the Registrable Securities upon the earlier of (i) the settlement date in connection with a valid sale, transfer or other disposition pursuant to (x) an effective Registration Statement or (y) an exemption from the registration requirements of the Securities Act and (ii) such date that all of the Registrable Securities may be sold without restriction, including the volume, manner of sale requirements and current public information requirements, under Rule 144 of the Securities Act; provided that the Registrable Securities may not be sold, transferred or otherwise disposed of and the Restrictive Legend and the stop transfer order may not be removed during the Lock-up Period (as defined in the SPA); and provided further that the Holder shall provide the Company with (a) such information and documentation reasonably requested in connection with such Restrictive Legend removal no later than the trade date and (b) in the case of (i)(y) above, an opinion of counsel reasonably acceptable to the Company that the Restrictive Legends may be removed in connection with such transactions or otherwise; provided that no such opinion shall be required to sell, assign or otherwise transfer the Consideration Shares and/or the Option Consideration Shares (as applicable) to any member of the Seller Group (as defined in the SPA) unless such opinion is required by the Transfer Agent.  Notwithstanding the foregoing, provided that there is an effective Registration Statement covering the resale of the Registrable Securities, in the event that the Holder requests the Company to remove the Restrictive Legend from a specified number of Registrable Securities that the Holder has a bona fide intention of selling within a 30-day period, the Company shall promptly, and in no event later than the second Business Day after receipt of such notice in the agreed form, provide any legal opinion or other documentation reasonably requested by the Transfer Agent required to remove the Restrictive Legend from such specified number of Registrable Securities on the basis that the Registrable Securities to be sold are covered by an effective Registration Statement.
ARTICLE III

INDEMNITY
SECTION 3.01.          Indemnification.
(a)          Indemnification by the Company. The Company agrees to indemnify and hold harmless, to the fullest extent permitted by law, each of the Holders, each of their respective partners, members or shareholders and each of such partner’s, member’s or shareholder’s partners, members or shareholders and, with respect to all of the foregoing Persons, each of their respective Affiliates, employees, directors, officers, trustees or agents and each Person who controls (within the meaning of the Securities Act or the Exchange Act) such Persons and each of their respective Representatives (collectively, the “Shareholder Parties”) from and against any and all losses, penalties, judgments, suits, costs, claims, damages, liabilities and expenses, joint or several (including reasonable costs and expenses of investigation and attorneys’, accountants’ and experts’ fees and expenses) (each, a “Loss” and collectively “Losses”) insofar as such Losses arise out of or are relating to (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement under which such Registrable Securities were registered under the Securities Act (including any final, preliminary or summary Prospectus contained therein or any amendment or supplement thereto or any documents incorporated by reference therein, which shall include any information that has been deemed to be a part of any Prospectus under Rule 159 under the Securities Act), any Issuer Free Writing Prospectus or amendment or supplement thereto, (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or Issuer Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, (iii) any violation or alleged violation by the Company of any federal, state or common law rule or regulation applicable to the Company or any of its Subsidiaries in connection with such registration, qualification, compliance or sale of Registrable Securities or (iv) any failure to register or qualify Registrable Securities in any state where the Company or its agents have affirmatively undertaken or agreed in writing that the Company will undertake such registration or qualification on behalf of the Holders of such Registrable Securities (provided that in such instance the Company shall not be so liable if it has undertaken its reasonable best efforts to so register or qualify such Registrable Securities). This indemnity shall be in addition to any liability the Company may otherwise have. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder or any Shareholder Party and shall survive the transfer of such securities by such Holder.

(b)          Indemnification by the Participating Holders. Each Participating Holder agrees (severally and not jointly) to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities Act or the Exchange Act), and each other Holder, each of such other Holder’s respective direct or indirect partners, members or shareholders and each of such partner’s, member’s or shareholder’s partners, members or shareholders and, with respect to all of the foregoing Persons, each of their respective Affiliates, employees, directors, officers, trustees or agents and each Person who controls (within the meaning of the Securities Act or the Exchange Act) such Persons and each of their respective Representatives from and against any Losses resulting from (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement under which such Participating Holder’s Registrable Securities were registered under the Securities Act (including any final, preliminary or summary Prospectus contained therein or any amendment or supplement thereto or any documents incorporated by reference therein, which shall include any information that has been deemed to be a part of any Prospectus under Rule 159 under the Securities Act) or any Issuer Free Writing Prospectus or amendment or supplement thereto, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or Issuer Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, in each case to the extent, but only to the extent, that such untrue statement or omission is contained in any information furnished in writing by such Participating Holder to the Company specifically for inclusion in such Registration Statement (including, without limitation, any written information provided for inclusion in the Registration Statement pursuant to Section 2.02(a)(i)) that has not been corrected in a subsequent writing prior to or concurrently with the sale of the Registrable Securities to the Person asserting the claim, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) was made in such Registration Statement, Prospectus, offering circular, Issuer Free Writing Prospectus or other document, in reliance upon and in conformity with written information furnished to the Company by such Holder expressly for use therein.
(c)          Conduct of Indemnification Proceedings. Any Person entitled to indemnification under this Section 3.01 shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that any failure to so notify the indemnifying party shall relieve the indemnifying party of its obligations hereunder only to the extent, if at all, that it is materially prejudiced by reason of such failure) and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any Person entitled to indemnification hereunder shall have the right to select and employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (A) the indemnifying party has agreed in writing to pay such fees or expenses, (B) the indemnifying party shall have failed to assume the defense of such claim within a reasonable time after delivery of notice of such claim from the Person entitled to indemnification hereunder and employ counsel reasonably satisfactory to such Person, (C) the indemnified party has reasonably concluded (based upon advice of its counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, or (D) in the reasonable judgment of any such indemnified party (based upon advice of its counsel), an actual or potential conflict of interest exists between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party for the reasonable fees and expenses of such counsel, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person). If the indemnifying party assumes the defense, the indemnifying party shall not have the right to settle such action, consent to entry of any judgment or enter into any settlement, in each case without the prior written consent of the indemnified party, unless the entry of such judgment or settlement (i) includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of an unconditional release from all liability of such indemnified party in respect to such claim or litigation and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of such indemnified party, and provided that any sums payable in connection with such settlement are paid in full by the indemnifying party. If such defense is not assumed by the indemnifying party, the indemnifying party will not be subject to any liability for any settlement made without its prior written consent, but such consent may not be unreasonably withheld. It is understood that the indemnifying party or parties shall not, except as specifically set forth in this Section 3.01, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements or other charges of more than one separate firm admitted to practice in such jurisdiction at any one time with respect to all indemnified parties unless (x) the employment of more than one counsel has been authorized in writing by the indemnifying party or parties, (y) an indemnified party has reasonably concluded (based on the advice of counsel) that there may be legal defenses available to it that are different from or in addition to those available to the other indemnified parties, or (z) a conflict or potential conflict exists or may exist (based upon advice of counsel to an indemnified party) between such indemnified party and the other indemnified parties, in each of which cases the indemnifying party shall be obligated to pay the reasonable fees and expenses of such additional counsel or counsels.
(d)          Contribution. If for any reason the indemnification provided for in paragraphs (a) and (b) of this Section 3.01 is unavailable to an indemnified party or insufficient in respect of any Losses referred to therein (other than as a result of any limitations set forth in the express terms of this Section 3.01), including as a result of an order by a court or government agency of competent jurisdiction, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party or parties on the other hand in connection with the acts, statements or omissions that resulted in such losses, as well as any other relevant equitable considerations. In connection with the Registration Statement filed with the Commission by the Company, the relative fault of the indemnifying party on the one hand and the indemnified party on the other hand shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just or equitable if contribution pursuant to this Section 3.01(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 3.01(d). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The amount paid or payable by an indemnified party as a result of the Losses referred to in Sections

3.01(a) and 3.01(b) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 3.01(d), in connection with the Registration Statement filed by the Company, a Participating Holder shall not be required to contribute any amount in excess of the dollar amount of the net proceeds received by such Holder under the sale of Registrable Securities giving rise to such contribution obligation less any amount paid by such Holders pursuant to Section 3.01(b). Each Participating Shareholder’s obligation to contribute pursuant to this Section 3.01 is several in the proportion that the proceeds of the offering received by such Participating Shareholder bears to the total proceeds of the offering received by all such Participating Shareholders and not joint. If indemnification is available under this Section 3.01, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Sections 3.01(a) and 3.01(b) hereof without regard to the provisions of this Section 3.01(d).
(e)         No Exclusivity. The remedies provided for in this Section 3.01 are not exclusive and shall not limit any rights or remedies which may be available to any indemnified party at law or in equity or pursuant to any other agreement.
(f)          Survival. The indemnities provided in this Section 3.01 shall survive the transfer of any Registrable Securities by such Holder.
ARTICLE IV

MISCELLANEOUS
SECTION 4.01.          Term.  This Agreement shall terminate and be of no further force on the date when there shall no longer be any Registrable Securities outstanding.  Notwithstanding the foregoing, Section 2.03 and Article 3 shall survive the termination of this Agreement.
SECTION 4.02.          Injunctive Relief.  It is hereby agreed and acknowledged that it may be impossible to measure in money the damage that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved Person may be irreparably damaged and may not have an adequate remedy at law. Any such Person shall, therefore, be entitled (in addition to any other remedy to which it may be entitled in law or in equity) to seek injunctive relief, including specific performance, to enforce such obligations, and if any action should be brought  in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.
SECTION 4.03.          Notices.  Unless otherwise specified herein, all notices, consents, approvals, reports, designations, requests, waivers, elections and other communications authorized or required to be given pursuant to this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted via facsimile to the number set out below or on Schedule I, as applicable, if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, (d) when transmitted via email (including via attached pdf document) to the email address set out below or on Schedule I, as applicable, if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid) or (e) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case to the respective parties as applicable, at the address, facsimile number or email address set forth on Schedule I (or such other address, facsimile number or email address as such Holder may specify by notice to the Company in accordance with this Section 4.03) and the Company at the following addresses:
To the Company:
Frontline Ltd.
P.O. Box HM 1593,
Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
Attention: Corporate Secretary
Facsimile: +1 441-295-3494

with copies (which shall not constitute notice) to:
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attention: Keith J. Billotti, Esq.
Facsimile: 212-480-8421

SECTION 4.04.          Recapitalization.  The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all equity securities of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in conversion of, in exchange for or in substitution of, the Registrable Securities and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date hereof.
SECTION 4.05.          Amendment.  The terms and provisions of this Agreement may only be amended, modified or waived at any time and from time to time by a writing executed by the Company and the Trafigura Seller Nominee (for so long as the Trafigura Seller Nominee holds any Registrable Securities).
SECTION 4.06.          Successors, Assigns and Transferees.  The rights and obligations of each party hereto may not be assigned, in whole or in part, without the written consent of the Company, on the one hand, and the Trafigura Seller or the Trafigura Seller Nominee, as applicable, on the other hand; provided that the Trafigura Seller or Trafigura Seller Nominee may assign its respective rights and obligations under this Agreement to their respective Affiliates without the written consent of the Company so long as such Affiliate transferee executes a joinder agreement, a form of which is included in Annex A.

SECTION 4.07.          Binding Effect.  Except as otherwise provided in this Agreement, the terms and provisions of this Agreement shall be binding on and inure to the benefit of each of the parties hereto and their respective successors and permitted assigns.
SECTION 4.08.          Third Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended or shall be construed to confer upon any Person not a party hereto (other than those Persons entitled to indemnity or contribution under Article III, each of whom shall be a third party beneficiary thereof) any right, remedy or claim under or by virtue of this Agreement.
SECTION 4.09.          Governing Law; Jurisdiction; Agent For Service.  THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY (I) AGREES THAT ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST THE COMPANY ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE CITY AND COUNTY OF NEW YORK OR THE COURTS OF THE STATE OF NEW YORK IN EACH CASE LOCATED IN THE CITY AND COUNTY OF NEW YORK (COLLECTIVELY, THE “SPECIFIED COURTS”), (II) WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR OTHER PROCEEDING IN THE SPECIFIED COURTS AND IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM AND (III) SUBMITS TO THE EXCLUSIVE JURISDICTION (EXCEPT FOR PROCEEDINGS INSTITUTED IN REGARD TO THE ENFORCEMENT OF A JUDGMENT OF ANY SUCH COURT, AS TO WHICH SUCH JURISDICTION IS NON-EXCLUSIVE) OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. THE COMPANY HAS APPOINTED SEWARD & KISSEL LLP, ONE BATTERY PARK PLAZA, NEW YORK, NEW YORK 10004, AS ITS AUTHORIZED AGENT (THE “AUTHORIZED AGENT”) UPON WHOM PROCESS MAY BE SERVED IN ANY SUCH ACTION ARISING OUT OF OR BASED ON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY WHICH MAY BE INSTITUTED IN ANY SPECIFIED COURT AND HEREBY WAIVES ANY REQUIREMENTS OF OR OBJECTIONS TO PERSONAL JURISDICTION WITH RESPECT THERETO. SUCH APPOINTMENT SHALL BE IRREVOCABLE. THE COMPANY REPRESENTS AND WARRANTS THAT THE AUTHORIZED AGENT HAS AGREED TO ACT AS SUCH AGENT FOR SERVICE OF PROCESS AND AGREES TO TAKE ANY AND ALL ACTION, INCLUDING THE FILING OF ANY AND ALL DOCUMENTS AND INSTRUMENTS, THAT MAY BE NECESSARY TO CONTINUE SUCH APPOINTMENT IN FULL FORCE AND EFFECT AS AFORESAID. SERVICE OF PROCESS UPON THE AUTHORIZED AGENT AND WRITTEN NOTICE OF SUCH SERVICE TO THE COMPANY SHALL BE DEEMED, IN EVERY RESPECT, EFFECTIVE SERVICE OF PROCESS UPON THE COMPANY.
SECTION 4.10.          Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY

RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.10.
SECTION 4.11.         Immunity Waiver.  The Company hereby irrevocably waives, to the extent permitted by law, any immunity to jurisdiction to which it may otherwise be entitled (including, without limitation, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or based on this Agreement.
SECTION 4.12.          Entire Agreement.  This Agreement sets forth the entire agreement among the parties hereto with respect to the subject matter hereof. Any prior agreements or understandings among the parties hereto regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.
SECTION 4.13.         Severability.  If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
SECTION 4.14.          Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement.
SECTION 4.15.          Joinder.  Subject to Section 4.06, any Person that holds Consideration Shares or Option Consideration Shares may, with the prior written consent of Trafigura Seller and the Company, be admitted as a party to this Agreement upon its execution and delivery of a joinder agreement, in substantially in the form attached hereto as Annex A, agreeing to be bound by the terms and conditions of this Agreement as if such Person were a party hereto (together with any other documents the parties determine are necessary to make such Person a party hereto), whereupon such Person will be treated as a Holder for all purposes of this Agreement.
[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.
FRONTLINE LTD.
By:	/s/ Anne Dahl Frisak
Name:	Anne Dahl Frisak
Title:	Attorney-In-Fact
[Signature Page to Registration Rights Agreement]

TRAFIGURA MARITIME LOGISTICS PTE. LTD.
By:	/s/ Patrick Burke
Name:	Patrick Burke
Title:	M&A Manager

URION HOLDINGS (MALTA) LIMITED
By:	/s/ Patrick Burke
Name:	Patrick Burke
Title:	M&A Manager
[Signature Page to Registration Rights Agreement]

SCHEDULE I

With respect to the Consideration Shares
Name	Ordinary Shares	Contact Information
Urion Holdings (Malta) Limited	16,035,856	Urion Holdings (Malta) Limited Blue Harbour Business Centre Level 1, Ta’ Xbiex Yacht Marina Ta’ Xbiex XBX 1027, Malta, C53369

With respect to the Option Consideration Shares
Name	Ordinary Shares	Contact Information
Urion Holdings (Malta) Limited	*	Urion Holdings (Malta) Limited Blue Harbour Business Centre Level 1, Ta’ Xbiex Yacht Marina Ta’ Xbiex XBX 1027, Malta, C53369

*To be updated pursuant to the terms and conditions of the SPA.

ANNEX A
FORM OF JOINDER AGREEMENT
This Joinder Agreement (this “Joinder Agreement”) is executed by the undersigned pursuant to the Registration Rights Agreement, dated as of August       , 2019 (the “Agreement”) among Frontline Ltd. (the “Company”) and the persons set forth on Schedule I thereto, which is incorporated herein by reference. Capitalized terms used but not defined herein shall have the meaning given to such terms in the Agreement. By the execution of this Joinder Agreement, the undersigned agrees as follows:
i)    The undersigned hereby joins in, and agrees to be bound by and subject to, the Agreement, with the same force and effect as if the undersigned were originally a party thereto.
ii)    Any notice pursuant to the Agreement shall be given to the undersigned at the address listed below.
iii)    The Company hereby acknowledges and agrees that the undersigned shall be deemed a Holder under the Agreement and that such Holder shall be entitled to all of the rights and benefits, and subject to all of the obligations, of a Holder under the Agreement from and after the date of this Joinder Agreement as if the undersigned was a party thereto as of the effective date of the Agreement.
EXECUTED AND DATED as of this      day of             ,         .

FRONTLINE LTD.
By:
Name:
Title:

[JOINING PARTY]
By:
Name:
Title:

Notice Address: